UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal year ended March 31, 2008
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Transition period From                      to
Commission File Number
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ANHEUSER-BUSCH DEFERRED INCOME STOCK PURCHASE AND SAVINGS PLAN
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ANHEUSER-BUSCH COMPANIES, INC.
One Busch Place
St. Louis, Missouri 63118

REQUIRED INFORMATION

A. Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Additional Information*

Schedule 1: Schedule of Assets (Held at End of Year)

B. Exhibits

23 Consent of Independent Registered Public Accounting Firm

*	Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

2

Anheuser-Busch Deferred
Income Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Financial Statements and Additional Information
March 31, 2008 and 2007

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Index
March 31, 2008 and 2007
Page (s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Additional Information*

Schedule 1: Schedule of Assets (Held at End of Year)	11

*	Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
800 Market St.
St Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514
www.pwc.com
Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
of the Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan (For Certain Hourly
Employees of Anheuser-Busch Companies, Inc. and its
Subsidiaries)
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries) (the “Plan”) at March 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 8, the Plan has restated its 2007 financial statements.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
St. Louis, Missouri
September 22, 2008

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Statements of Net Assets Available for Benefits
March 31, 2008 and 2007

	2008	2007
Assets
Contributions receivable
Participant	$5,263	$163
Employer	3,787	111

	9,050	274

Interest in Master Trust (Note 3)	109,183,118	110,088,388

Total assets	109,192,168	110,088,662

Net assets available for benefits	$109,192,168	$110,088,662

The accompanying notes are an integral part of these financial statements.

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Statements of Changes in Net Assets Available for Benefits
Years Ended March 31, 2008 and 2007

	2008	2007
		(Restated)
Additions to net assets attributed to
Contributions
Participants	$6,311,457	$5,590,009
Employer	4,172,485	3,502,627
Other	58,495	35,640

Total contributions	10,542,437	9,128,276

Plan interest in Master Trust investment (loss) income	(3,273,055)	18,471,776

Total additions	7,269,382	27,600,052

Deductions from net assets attributed to
Distributions to participants	8,210,179	4,694,471

Net (decrease)/increase	(940,797)	22,905,581

Net transfers in (out)	44,303	(938,486)

Net assets available for benefits
Beginning of year	110,088,662	88,121,567

End of year	$109,192,168	$110,088,662

The accompanying notes are an integral part of these financial statements.

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Notes to Financial Statements
March 31, 2008 and 2007
1.	Plan Description

The following description of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries) (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all hourly employees (other than those covered by a collective bargaining agreement) of Anheuser-Busch Companies, Inc. (the “Company”) and the following subsidiaries: Busch Entertainment Corporation, Busch Properties of Florida, Inc., Sea World of California, Inc., Sea World of Florida, Inc. and Sea World of Texas, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan’s named fiduciaries are the Company, as Sponsor and Plan Administrator, and Mellon Bank, N.A., as the Trustee. As Sponsor, the Company has the right to amend the Plan and designate the Plan’s named fiduciaries. The Plan is administered through the Company’s Human Resources Service Center, the Company’s Retirement Plans Department and the Company’s Stock Plans Appeals Committee, all located in St. Louis, Missouri. The Trustee has the authority to hold the assets of the trust in accordance with the provisions of the Plan and the separate trust agreement.

Eligibility

Each hourly employee (other than employees covered by a collective bargaining agreement, if any) of the above subsidiaries is eligible to participate in the Plan after completing one year of service, in which 1,000 hours of service are completed. Participation by eligible employees is voluntary.

Contributions

A participant may make matched and unmatched contributions. Both matched and unmatched contributions may be before-tax or after-tax. A participant may contribute from 1% to 6% of their base compensation through payroll deductions for Before-Tax Matched Contributions and After-Tax Matched Contributions. These aggregate participant matched contributions may not exceed 6% of the participant’s base compensation. Participants may make additional contributions from 1% to 44% of their base compensation through payroll deductions for Before-Tax Unmatched Contributions and After-Tax Unmatched Contributions, subject to limitations as set forth in the Plan agreement. The sum of Before-Tax Matched and Unmatched Contributions must not exceed 50% of a participant’s base compensation, subject to certain limitations of the Internal Revenue Code. The sponsor then contributes a matching cash amount which is determined annually, based on the relationship of the Company’s net income to its payroll expense for the year most recently ended. However, in no event may the participating employer’s matching contribution be less than 33-1/3% nor more than 125% of the aggregate participant matched contributions. For 2008 and 2007, the employer’s matching contributions were 91% and 85%, respectively, of the aggregate participant matched contributions.

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Notes to Financial Statements
March 31, 2008 and 2007
Participant contributions received by the Plan are invested in one or more investment funds as directed by the participant. Prior to April 1, 2007, at least one-half of each participant’s Before-Tax and After-Tax Matched Contributions was required to be invested in the Company Stock Fund for certain periods of time. Effective April 1, 2007, this requirement has been eliminated, and a participant may direct all of the participant’s matched contributions as well as the participant’s unmatched contributions in increments of 1% into any fund established under the Plan. Earnings are reinvested in the fund to which they relate. All employer contributions are initially invested in the Company Stock Fund and must remain so invested until the participant completes three years of service or reaches age 50, whichever occurs first.

Forfeited Accounts

Forfeitures result from a participant’s retirement or termination before the participant is 100% vested in employer matching contributions. Forfeited nonvested amounts are used to reduce future employer contributions. At March 31, 2008 and 2007, forfeited nonvested accounts totaled $108,959 and $97,150, respectively, and no forfeitures were used to reduce employer contributions during the Plan years ended march 31, 2008 and 2007.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contributions, plus related earnings. Company matching contributions vest after two years of service. Company contributions also vest upon termination of employment by reason of death, permanent disability, entry into military service, layoff exceeding twelve months, upon termination of employment for any reason, including retirement, after reaching age 60, or in the event of a “change in control” of the Company as defined by the Plan.

Payment of Benefits

The Plan permits in-service withdrawals as defined in the Plan document, subject to certain restrictions. Distributions for terminations are made in a lump sum and are comprised of the participant’s personal contribution portion and the vested Company contribution portion of their account. Distributions for whole numbers of shares held in the Company stock fund are payable in Company shares, while the value of fractional shares and all interests in the other funds are payable in cash. Alternatively, the participant may elect to have nonshare investments transferred to the Company Stock Fund and distributed thereafter in shares with fractional shares distributed in cash. In-service distributions are payable at the election of the participant in Company shares or in cash.

Transfers

Transfers represent the movement of funds between the Plan, the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan and the Anheuser Busch Deferred Income Stock Purchase and Savings Plan (For Employees Covered by a Collective Bargaining Agreement).

Participant Loans

A participant may borrow from Before-Tax and/or After-Tax vested account balances subject to certain conditions. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year period ending on the day before the loan is made, or 50% of the vested account balance. The interest rate for the life of the loan is set quarterly at prime plus one percentage point at the end of the preceding quarter. The term of a loan for the purchase of a principal residence may be up to 10 years; the term of a loan for any other reason may not exceed 5 years.

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Notes to Financial Statements
March 31, 2008 and 2007
Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such termination would result in the immediate and full vesting of each participant’s account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent liabilities. Actual results could differ from those estimates.

Investments

The Anheuser-Busch Companies, Inc. Defined Contribution Master Trust (“Master Trust”) has been established for each of the investment funds for the investment of the Plan’s assets and the assets of other stock purchase and savings plans sponsored by the Company.

Short-term investments are valued at cost, which approximates fair value. Investments in registered investment companies or collective investment funds are valued at net asset value. Investments traded on U.S. security exchanges are valued at closing market prices on the valuation date. Participant loans are valued at cost, which approximates fair value.

In accordance with the policy of stating investments at fair value, the Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the Plan interest in Master Trust investment income, which consists of earned income, realized gains or losses and the unrealized appreciation or depreciation on the underlying investments in the Master Trust.

Risk and Uncertainties

The Master Trust’s investment fund options provide participants with a variety of investment alternatives with differing levels of risk and income potential. Investment securities are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Notes to Financial Statements
March 31, 2008 and 2007
Administrative Expenses

Under the Master Trust agreement with the Trustee, the Company may pay all expenses incurred in the administration of the Master Trust, including trustee fees, but is not obligated to do so. Trustee expenses not paid by the Company are paid by the Master Trust and proportionately allocated to the participating plans. All other expenses, including Plan expenses, are paid by the Company.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. Plan management is in the process of evaluating the impact of the adoption of SFAS 157 on the Plan’s financial statements.

3.	Interests in Anheuser-Busch Companies, Inc. Defined Contribution Master Trust

At March 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 4% and 3%, respectively, of total Master Trust assets. The Plan’s interest in the Master Trust is comprised of the aggregate of the individual participant’s investments and earnings therein.

The following table presents the fair value of investments for the Master Trust:

	March 31,
	2008	2007
Investments at fair value
Common stock	$1,815,855,775	$2,046,283,127
Commingled funds	1,185,245,671	1,117,716,207
Participant loans	99,088,137	96,075,960

	$3,100,189,583	$3,260,075,294

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Notes to Financial Statements
March 31, 2008 and 2007
Investment income for the Master Trust is as follows:

	Year ended March 31,
	2008	2007
		(Restated)
Net (depreciation)/appreciation in fair value of investments
Common stock	$(123,754,426)	$270,063,131
Commingled funds	(38,948,523)	94,863,747

	(162,702,949)	364,926,878

Interest	6,541,507	5,562,159
Dividends	49,316,000	47,852,718

Net investment (loss)/income	$(106,845,442)	$418,341,755

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	March 31,
	2008	2007
Net Assets
Common stock	$86,749,176	$90,212,971

	$86,749,176	$90,212,971

	Year ended March 31,
	2008	2007
Changes in net assets
Contributions	$8,779,179	$7,785,236
Dividends	2,252,139	1,985,264
Net (depreciation)/appreciation	(5,182,345)	14,609,413
Benefits paid to participants	(1,693,834)	(1,176,359)
Net transfers in/(out)	41,396	(845,876)
Transfers to participant-directed investments	(7,660,330)	(3,306,670)

	$(3,463,795)	$19,051,008

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Notes to Financial Statements
March 31, 2008 and 2007
5.	Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated November 29, 2001, indicating that the Plan qualifies under the applicable provisions of Section 401 of the IRC, and is therefore exempt from federal income taxes. The Plan has since been amended, however, the Plan administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the IRC.

6.	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at March 31, 2008 and 2007 to the Plan’s Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$109,192,168	$110,088,662
Amounts allocated to withdrawing participants	(13,659)	—

Net assets available for benefits per the Form 5500	$109,178,509	$110,088,662

The following is a reconciliation of distributions to participants per the financial statements for the year ended March 31, 2008 to the Plan’s Form 5500:

Distributions to participants per the financial statements	$8,210,179
Add: Amounts allocated to withdrawing participants at March 31, 2008	13,659
Deduct: Amounts allocated to withdrawing participants as of March 31, 2007	—

Distributions to participants per Form 5500	$8,223,838

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 2008, but not yet paid as of that date.

7.	Party-in-Interest Transactions

During the years ended March 31, 2008 and 2007, transactions between the Master Trust and the Company included aggregate common stock purchases totaling $557,747,148 and $321,576,876, respectively, and aggregate common stock sales totaling $624,334,834 and $293,094,176, respectively. The net asset value of the investments was $1,780,968,703 and $1,910,460,997 at March 31, 2008 and 2007, respectively. These transactions are allowable party-in-interest transactions under Section 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Notes to Financial Statements
March 31, 2008 and 2007
During the years ended March 31, 2008 and 2007, the Master Trust purchased and sold investments in the Employee Benefit Temporary Investment Fund of Mellon Bank N.A., the Plan trustee. Transactions with the Fund included aggregate investment purchases totaling $912,923,513 and $460,246,662, respectively, and aggregate investment sales totaling $908,914,135 and $455,102,693, respectively. The net asset value of the fund was $28,051,806 and $24,042,428 at March 31, 2008 and 2007, respectively. These transactions are allowable party-in-interest transactions under Sections 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

During the year ended March 31, 2008 and 2007, the Master Trust purchased and sold investments in the Employee Benefit Daily Liquidity Stock Fund of Mellon Bank, N.A., the Plan trustee. Transactions with the Fund included aggregate investment purchases totaling $95,900,657 and $83,821,472, respectively, and aggregate investment sales totaling $89,256,824 and $74,868,517, respectively. The net asset value of the fund was $308,114,360 and $320,447,891 at March 31, 2008 and 2007, respectively. These transactions are allowable party-in-interest transactions under Sections 408(3) and 408(b)8 of ERISA and the regulations promulgated thereunder.

During the year ended March 31, 2008 and 2007, the Master Trust purchased and sold investments in the Employee Benefit Market Completion Fund of Mellon Bank, N.A., the Plan trustee. Transactions with the Fund included aggregate investment purchases totaling $79,149,332 and $83,936,184, respectively, and aggregate investment sales totaling $109,897,154 and $100,172,401, respectively. The net asset value of the Fund was $191,443,363 and $243,812,678 at March 31, 2008 and 2007, respectively. These transactions are allowable party-in-interest transactions under Sections 408(3) and 408(b)8 of ERISA and the regulations promulgated thereunder.

8.	Restatement of Financial Statements

The accompanying March 31, 2007 financial statements have been restated in order to correct the improper inclusion within net transfers of amounts representing Plan interest in Master Trust investment income within the Statement of Changes in Net Assets Available for Benefits. Neither Plan assets nor net assets available for benefits were affected by this error.

	March 31,
	2007	March 31,
	(as Previously	2007
	Reported)	(Restated)
Plan interest in Master Trust investment income	$20,503,104	$18,471,776
Total additions	29,631,380	27,600,052
Net increase in assets	24,936,909	22,905,581
Net transfers out	(2,969,814)	(938,486)

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Notes to Financial Statements
March 31, 2008 and 2007
Footnote 3 has been restated accordingly for the Master Trust.

Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan
(For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
Notes to Financial Statements
March 31, 2008 and 2007
Schedule I
Attachment to Form 5500, Schedule H, Part IV, Line 1

		(c) Description of investment including
(a) (b) Identity of Issue, borrower,		maturity date, rate of interest, collateral,		(e) Current
	lessor or similar party	par, or maturity value	(d) Cost	value

*	Anheuser-Busch Companies, Inc. master trust	master trust	$81,072,349	$102,635,195
*	Participant Loans	5.00 percent to 10.50 percent, maturing through 2018	6,547,923	6,547,923

			$87,620,272	$109,183,118

*	Investment represents allowable transaction with a party-in-interest.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH DEFERRED INCOME STOCK PURCHASE AND SAVINGS PLAN (For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries)
By:	/s/ James G. Brickey
James G. Brickey
Vice President - Human Resources & Total Rewards Anheuser-Busch Companies, Inc.

Dated: September 29, 2008